UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                 Amendment No.2

                            Elbit Vision Systems Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Ordinary Shares, Par value NIS1 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  000M375-76-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Paul Weinberg, Adv.
                        Elron Electronic Industries Ltd.
                        The Triangular Tower, 42nd Floor
                        3 Azrieli Center, Tel Aviv 67023
                                     Israel
                               Tel: +972 3 6075555
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 26, 2010
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 19 pages

                                  SCHEDULE 13D

CUSIP NO. 000M375-76-1

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Elbit Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            3,720,456 (*)
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person With:            0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        3,720,456 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     3,720,456 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     5.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*) This amount includes (i) an aggregate of 396,825 shares that may be acquired upon exercise of securities, as described in Item 6 of the Statement and below, and (ii) an aggregate of 68 shares held by an inactive subsidiary of Elbit Ltd. ("Elbit").

                               Page 2 of 19 pages

                                  SCHEDULE 13D

CUSIP NO. 000M375-76-1

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Elron Electronic Industries Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            3,720,456 (*)
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person With:            0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        3,720,456 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     3,720,456 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     5.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*) This amount includes (i) an aggregate of 396,825 shares that may be acquired upon exercise of securities, as described in Item 6 of the Statement and below, and (ii) an aggregate of 68 shares held by an inactive subsidiary of Elbit.


                               Page 3 of 19 pages

                                  SCHEDULE 13D

CUSIP NO. 000M375-76-1

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Discount Investment Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            3,720,456 (*)
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person With:            0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        3,720,456 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     3,720,456 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     5.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*) This amount includes (i) an aggregate of 396,825 shares that may be acquired upon exercise of securities, as described in Item 6 of the Statement and below, and (ii) an aggregate of 68 shares held by an inactive subsidiary of Elbit.



                               Page 4 of 19 pages

                                  SCHEDULE 13D

CUSIP NO. 000M375-76-1

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            3,720,456 (*)
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person With:            0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        3,720,456 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     3,720,456 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X] (**)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     5.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*) This amount includes (i) an aggregate of 396,825 shares that may be acquired upon exercise of securities, as described in Item 6 of the Statement and below,
(ii) an aggregate of 68 shares held by an inactive subsidiary of Elbit. This amount does not include 8,800 shares held by unaffiliated third-party client accounts managed by subsidiaries of Clal Finance Ltd., an indirect subsidiary of IDB Development, as portfolio managers (the "CF Client Shares").

(**) Excludes the CF Client Shares. The Reporting Persons disclaim beneficial ownership of such shares.


                               Page 5 of 19 pages

                                  SCHEDULE 13D

CUSIP NO. 000M375-76-1

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            3,720,456 (*)
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person With:            0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        3,720,456 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     3,720,456 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X] (**)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     5.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*) This amount includes (i) an aggregate of 396,825 shares that may be acquired upon exercise of securities, as described in Item 6 of the Statement and below,
(ii) an aggregate of 68 shares held by an inactive subsidiary of Elbit. This amount does not include the CF Client Shares.

(**) Excludes the CF Client Shares. The Reporting Persons disclaim beneficial ownership of such shares.


                               Page 6 of 19 pages

                                  SCHEDULE 13D

CUSIP NO. 000M375-76-1

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Nochi Dankner
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            3,720,456 (*)
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person With:            0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        3,720,456 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     3,720,456 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X] (**)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     5.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(*) This amount includes (i) an aggregate of 396,825 shares that may be acquired upon exercise of securities, as described in Item 6 of the Statement and below,
(ii) an aggregate of 68 shares held by an inactive subsidiary of Elbit. This amount does not include the CF Client Shares.

(**) Excludes the CF Client Shares. The Reporting Persons disclaim beneficial ownership of such shares.


                               Page 7 of 19 pages

                                  SCHEDULE 13D

CUSIP NO. 000M375-76-1

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Shelly Bergman
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            3,720,456 (*)
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person With:            0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        3,720,456 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     3,720,456 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X] (**)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     5.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(*) This amount includes (i) an aggregate of 396,825 shares that may be acquired upon exercise of securities, as described in Item 6 of the Statement and below,
(ii) an aggregate of 68 shares held by an inactive subsidiary of Elbit. This amount does not include the CF Client Shares.

(**) Excludes the CF Client Shares. The Reporting Persons disclaim beneficial ownership of such shares.


                               Page 8 of 19 pages

                                  SCHEDULE 13D

CUSIP NO. 000M375-76-1

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Ruth Manor
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            3,720,456 (*)
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person With:            0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        3,720,456 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     3,720,456 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X] (**)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     5.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(*) This amount includes (i) an aggregate of 396,825 shares that may be acquired upon exercise of securities, as described in Item 6 of the Statement and below,
(ii) an aggregate of 68 shares held by an inactive subsidiary of Elbit. This amount does not include the CF Client Shares.

(**) Excludes the CF Client Shares. The Reporting Persons disclaim beneficial ownership of such shares.


                               Page 9 of 19 pages

                                  SCHEDULE 13D

CUSIP NO. 000M375-76-1

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Avraham Livnat
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            3,720,456 (*)
Owned by           -------------------------------------------------------------
Each Reporting     9.   Sole Dispositive Power
Person With:            0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        3,720,456 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     3,720,456 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [X] (**)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     5.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(*) This amount includes (i) an aggregate of 396,825 shares that may be acquired upon exercise of securities, as described in Item 6 of the Statement and below,
(ii) an aggregate of 68 shares held by an inactive subsidiary of Elbit. This amount does not include the CF Client Shares.

(**) Excludes the CF Client Shares. The Reporting Persons disclaim beneficial ownership of such shares.


                              Page 10 of 19 pages

     This Amendment No. 2 on Schedule 13D/A (the "Amendment") amends the Statement on Schedule 13D previously filed with the Securities and Exchange Commission ("SEC") by Elbit, Elron Electronic Industries Ltd. ("Elron"), Discount Investment Corporation ("DIC"), IDB Development Corporation Ltd. ("IDB Development"), IDB Holding Corporation Ltd. ("IDB Holding"), Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat (collectively, "the Reporting Persons") (the "Statement") with respect to the ordinary shares, par value NIS1.00 per share (the "Ordinary Shares"), of Elbit Vison Systems Ltd. (the "Issuer') to the extent specified herein. Capitalized terms used in this Amendment without being defined herein have the meanings given to them in the Statement.

     The Amendment is filed by the Reporting Persons in connection with changes in the Reporting Persons' ownership of Ordinary Shares as a result of the sale of 1,609,726 Ordinary Shares by Elbit Ltd to M.S.N.D. Real Estate Holdings Ltd ("MSND") and the termination of the shareholders agreement dated July 29, 2007 between Elbit Ltd. and MSND (the "EVS Shareholders Agreement").

     The following amends and supplements Items 2, 5 and 6 of the Statement.

Item 2. IDENTITY AND BACKGROUND

     (a), (b) and (c): The Reporting Persons.

As of January 26, 2010:

     IDB Development owned approximately 73.5% of the outstanding shares of DIC.

     IDB Holding owned all (100%) of the outstanding shares of IDB Development.

     Nochi Dankner (together with a private company controlled by him) and Shelly Bergman owned approximately 57% and 13% respectively of the outstanding shares of, and control, Ganden Holdings.

     In addition to approximately 31.02% of the outstanding shares of IDB Holding owned by Ganden, which is controlled by Nochi Dankner and Shelly Bergman through Ganden Holdings, Ganden owned directly approximately 6.7% of the outstanding shares of IDB Holding, Ganden Holdings itself owned directly approximately 17.3% of the outstanding shares of IDB Holding, and a private Israeli corporation which is wholly owned by Shelly Bergman owned approximately 4.2% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement. Most of the aforementioned shareholdings of Ganden Holdings and Ganden, and about a half of the aforementioned shareholdings of Shelly Bergman, in IDB Holding are pledged to financial institutions as collateral for loans taken to finance the purchase of said shareholdings. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell these shareholdings

     In addition to approximately 10.34% of the outstanding shares of IDB Holding owned by Manor, which is controlled by Ruth Manor, Manor owned directly approximately 0.05% of the outstanding shares of IDB Holding, and another private Israeli corporation which is controlled by her owned directly approximately 3.03% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement.

     In addition to approximately 10.34% of the outstanding shares of IDB Holding owned by Livnat, which is controlled by Avraham Livnat, another private Israeli corporation which is controlled by him owned directly approximately 3.09% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) Elbit, (ii) Elron,
(iii) DIC, (iv) IDB Development and (v) IDB Holding are set forth in Schedules A, B, C, D and E attached hereto, respectively, and incorporated herein by reference. These Schedules replace Schedules A, B, C, D and E previously attached to the Statement.

     (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D and E to this Amendment, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

     (e) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D and E to this Amendment, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


                              Page 11 of 19 pages

Item 5. INTEREST IN SECURITIES OF THE ISSUER

     As of January 26, 2010:

Elbit beneficially owns an aggregate of 3,720,456 Ordinary Shares (including an aggregate of 396,825 Ordinary Shares which it has the right to acquire as described in Item 6 of the Statement ), constituting approximately 5.3%, of the Issuer's outstanding Ordinary Shares. Elron beneficially owns these shares as a result of Elbit being a wholly owned subsidiary of Elron.

DIC may be deemed beneficial owner of, and to share the power to vote and dispose of, these Ordinary Shares held by Elbit. DIC disclaims beneficial ownership of all the Ordinary Shares held by Elbit.

Each of IDB Development, IDB Holding and the Reporting Persons who are natural persons may be deemed beneficial owner of, and to share the power to vote and dispose of, these Ordinary Shares held by Elbit. Each of these Reporting Persons disclaims beneficial ownership of all the Ordinary Shares held by Elbit.

     The percentages stated above were calculated based on 69,652,779 Ordinary Shares outstanding as of February 2, 2010 based on information received from the Issuer.

     In July 2008, warrants to purchase 1,512,939 Ordinary Shares previously held by Elbit and described in Item 6 of the Statement, expired without being exercised.

     On January 26, 2010, Elbit sold to MSND 1,609,726 Ordinary Shares at a price of $0.097 per share for an aggregate amount of $156,143 in a private transaction.

     Except as set forth above, none of the Reporting Persons purchased or sold any Ordinary Shares during the last 60 days prior to January 26, 2010.

     Information provided to the Reporting Persons indicates that the executive officers and directors of IDB Holding, IDB Development, DIC, Elron and Elbit did not own as of January 26, 2010, any Ordinary Shares (including Ordinary Shares that may be acquired pursuant to options or rights to purchase such Ordinary Shares from the Issuer). According to the information provided to the Reporting Persons, none of such executive officers and directors purchased or sold any Ordinary Shares during the last 60 days prior to January 26, 2010.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As part of the sale of Ordinary Shares by Elbit to MSND on January 26, 2010, as set forth above in Item 5, Elbit and MSND terminated the EVS Shareholders Agreement between them.

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Date: February 4, 2010  ELBIT LTD.
                        ELRON ELECTRONIC INDUSTRIES LTD.
                        DISCOUNT INVESTMENT CORPORATION LTD.
                        IDB DEVELOPMENT CORPORATION LTD.
                        IDB HOLDING CORPORATION LTD.
                        NOCHI DANKNER
                        SHELLY BERGMAN
                        RUTH MANOR
                        AVRAHAM LIVNAT

                        BY: DISCOUNT INVESTMENT CORPORATION LTD.

                        BY:             (signed)
                        --------------------------------------------------------
                        Michel Dahan and Kurt Keren, authorized signatories of Discount Investment Corporation Ltd., for itself and on behalf of Elbit Ltd., Elron Electronic Industries Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed to the initial Statement as Exhibits 4 through 11.


                              Page 12 of 19 pages

                                                                      Schedule A

                        Directors and Executive Officers
                                       of
                                   Elbit Ltd.
                            (as of January 26, 2010)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Yaron Elad                                      Director              Chief Financial Officer of Elron.
3 Azrieli Center, The Triangular Tower 42nd
floor, Tel-Aviv 67023, Israel

Ari Bronshtein                                  Co-Chief Executive    Vice President of DIC; Co-Chief Executive Officer
3 Azrieli Center, The Triangular Tower 44th     Officer               of Elron
floor, Tel-Aviv 67023, Israel

Zvi Slovin                                      Co-Chief Executive    Co-Chief Executive Officer of Elron.
3 Azrieli Center, The Triangular Tower 42nd     Officer
floor, Tel-Aviv 67023, Israel

                         ==============================

                                                                      Schedule B

                        Directors and Executive Officers
                                       of

                        Elron Electronic Industries Ltd.
                            (as of January 26, 2010)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Arie Mientkavich                                Chairman of the       Chairman of Elron; Deputy Chairman of Gazit Globe
3 Azrieli Center, The Triangular Tower, 42nd    Board of Directors    Ltd and Chairman of Gazit Globe Israel
floor, Tel-Aviv 67023, Israel                                         (Development) Ltd.

Ami Erel                                        Director              President & Chief Executive Officer of DIC;
3 Azrieli Center, The Triangular Tower, 44th                          Chairman of NetVision Ltd., Cellcom Israel Ltd.
floor, Tel-Aviv 67023, Israel                                         and Koor Industries Ltd.

Avraham Asheri                                  Director              Director of companies.
12 Yoshpe Street, Apt. 7,
Mevasseret Zion 90805, Israel

Yaacov Goldman                                  External Director     Director of companies.
39 Nachlieli Street,
Hod Hasharon 45355, Israel

Gad Arbel                                       External Director     Director of Companies.
Hashalom 96,
Mevaseret Zion, 90805, Israel

Prof. Gabriel Barbash                           Director              Director General  of the Tel Aviv
14 Zisman Street,                                                     Sourasky Medical Center.
Ramat Gan 52521, Israel

Rona Dankner                                    Director              Portfolio companies liaison at DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel


                              Page 13 of 19 pages

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Avi Fischer                                     Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Shay Livnat                                     Director              President of Zoe Holdings Ltd.
3 Azrieli Center, The Triangular Tower, 45th
floor, Tel-Aviv 67023, Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
103 Kahanman Street,                                                  vehicle sector of the David Lubinski Ltd. group.
Bnei Brak 51553, Israel

Arie Ovadia                                     Director              Director of companies.
10 Harav Amiel Street,
Tel Aviv, 62223, Israel

Ari Bronshtein                                  Co-Chief Executive    Vice President of DIC; Co-Chief Executive Officer
3 Azrieli Center, The Triangular Tower 44th     Officer               of Elron.
floor, Tel-Aviv 67023, Israel

Zvi Slovin                                      Co-Chief Executive    Co-Chief Executive Officer of Elron.
3 Azrieli Center, The Triangular Tower 44th     Officer
floor, Tel-Aviv 67023, Israel

Yaron Elad                                      Chief Financial       Chief Financial Officer of Elron.
3 Azrieli Center, The Triangular Tower, 44th    Officer
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France.

                         ==============================

                                                                      Schedule C

                        Directors and Executive Officers
                                       of
                      Discount Investment Corporation Ltd.
                            (as of January 26, 2010)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman of IDB Holding; IDB Development, DIC and
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Clal Industries and Investments Ltd.; Businessman
floor, Tel-Aviv 67023, Israel                                         and director of companies.

Zehava Dankner                                  Director              Director of companies.
64 Pinkas Street, Tel Aviv 62157, Israel

Zvi Livnat                                      Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Avi Fischer                                     Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Refael Bisker                                   Director              Chairman of Property and Building Corporation
3 Azrieli Center, The Triangular Tower, 44th                          Ltd. Co-Chairman of Shufersal Ltd.
floor, Tel-Aviv 67023, Israel


                              Page 14 of 19 pages

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Jacob Schimmel                                  Director              Co-Managing Director of UKI Investments.
7 High field Gardens,
London NW11 9HD, United Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction,
Ramle 72102, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Gideon Lahav                                    Director              Director of companies.
124 Ehad Ha-Am Street,
Tel-Aviv 65208, Israel

Moshe Arad                                      External Director     Director of companies.
14 Shay Agnon Street,
Jerusalem 92586, Israel

Gideon Dover                                    External Director     Chief Executive Officer and director of Dover
11 Hamaalot Street,                                                   Medical and Scientific Equipment Ltd.
Herzlia B 46583, Israel

Prof. Niv Ahituv                                External Director     Professor at the Faculty of Management in the Tel
33 Drezner Street,                                                    Aviv University.
Tel Aviv 69496, Israel.

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
103 Kahanman Street,                                                  of the David Lubinski Ltd. group.
Bnei Brak 51553, Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
103 Kahanman Street,                                                  vehicle sector of the David Lubinski Ltd. group.
Bnei Brak 51553, Israel

Haim Gavrieli                                   Director              Chief Executive Officer of IDB Holding; Executive
3 Azrieli Center, The Triangular Tower, 44th                          Vice President of IDB Development.
floor, Tel-Aviv 67023, Israel

Ami Erel                                        President and Chief   President and Chief Executive Officer of DIC;
3 Azrieli Center, The Triangular Tower, 44th    Executive Officer     Chairman of NetVision Ltd., Cellcom Israel Ltd.
floor, Tel-Aviv 67023, Israel                                         and Koor Industries Ltd.

Raanan Cohen                                    Vice President        Vice President of DIC; Chief Executive Officer of
3 Azrieli Center, The Triangular Tower, 44th                          Koor Industries Ltd.
floor, Tel-Aviv 67023, Israel

Ari Bronshtein                                  Vice President        Vice President of DIC; Co-Chief Executive Officer
3 Azrieli Center, The Triangular Tower, 44th                          of Elron.
floor, Tel-Aviv 67023, Israel

Michel Dahan                                    Vice President and    Vice President and Chief Financial Officer of DIC.
3 Azrieli Center, The Triangular Tower, 44th    Chief Financial
floor, Tel-Aviv 67023, Israel                   Officer

Asaf Topaz                                      Vice President        Vice President of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Motti Berenstain                                Comptroller           Comptroller of DIC
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France


                              Page 15 of 19 pages

                                                                      Schedule D

                        Directors and Executive Officers
                                       of
                        IDB Development Corporation Ltd.
                            (as of January 26, 2010)

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman of IDB Holding, IDB Development, DIC and
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Clal Industries and Investments Ltd.; Businessman
floor, Tel-Aviv 67023, Israel                                         and director of companies.

Zehava Dankner                                  Director              Director of companies.
64 Pinkas Street, Tel Aviv 62157, Israel

Avi Fischer                                     Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal Industries and Investments Ltd.

Zvi Livnat                                      Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal Industries and Investments Ltd.

Refael Bisker                                   Director              Chairman of Property and Building Corporation
3 Azrieli Center, The Triangular Tower, 44th                          Ltd.; Co-Chairman of Shufersal Ltd.
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Co-Managing Director of UKI Investments.
7 High field Gardens,
London NW11 9HD, United Kingdom

Shay Livnat                                     Director              President of Zoe Holdings Ltd.
3 Azrieli Center, The Triangular Tower, 45th
floor, Tel-Aviv 67023, Israel

Eliahu Cohen                                    Director and Chief    Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower 44th     Executive Officer
floor, Tel-Aviv 67023, Israel

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
103 Kahanman Street,                                                  of the David Lubinski Ltd. group.
Bnei Brak 51553, Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
103 Kahanman Street,                                                  vehicle sector of the David Lubinski Ltd. group.
Bnei Brak 51553, Israel

Abraham Ben Joseph                              Director              Director of companies.
87 Haim Levanon Street,
Tel-Aviv 69345, Israel

Amos Malka                                      Director              Director of companies
18 Nahal Soreq Street,
Modi'in 71700, Israel


                              Page 16 of 19 pages

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Prof. Yoram Margalioth                          Director              Senior lecturer (expert on tax laws) at the
16 Ha'efroni Street,                                                  Faculty of Law in the Tel Aviv University.
Raanana 43724, Israel

Irit Izakson                                    Director              Director of companies.
15 Great Matityahou Cohen Street,
Tel-Aviv 62268, Israel

Lior Hannes                                     Senior Executive      Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th    Vice  President       Development; Chief Executive Officer of IDB
floor, Tel-Aviv 67023, Israel                                         Investments (U.K.) Ltd.

Dr. Eyal Solganik                               Executive Vice        Executive Vice President and Chief Financial
3 Azrieli Center, The Triangular Tower, 44th    President and Chief   Officer of IDB Development; Chief Financial
floor, Tel-Aviv 67023, Israel                   Financial Officer     Officer of IDB Holding.

Ari Raved                                       Vice President        Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Gonen Bieber **                                 Vice President and    Vice President and finance manager of IDB
3 Azrieli Center, The Triangular Tower, 45th    finance manager       Development; Vice President and Chief Financial
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.;
                                                                      Finance manager of IDB Holding.

Haim Gavrieli                                   Executive Vice        Chief Executive Officer of IDB Holding; Executive
3 Azrieli Center, The Triangular Tower, 44th    President             Vice President of IDB Development.
floor, Tel-Aviv 67023, Israel

Haim Tabouch                                    Vice President        Vice President Comptrolling of IDB Development;
3 Azrieli Center, The Triangular Tower, 44th    Comptrolling          Comptroller of IDB Holding.
floor, Tel-Aviv 67023, Israel

Amir Harosh                                     Comptroller           Comptroller of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Inbal Tzion                                     Vice President and    Vice President and Corporate Secretary of IDB
3 Azrieli Center, The Triangular Tower, 44th    Corporate Secretary   Development; Corporate Secretary of IDB Holding.
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France.

(**) Dual citizen of Israel and the Republic of Germany.

                         ==============================

                                                                      Schedule E

                        Directors and Executive Officers
                                       of
                          IDB Holding Corporation Ltd.
                            (as of January 26, 2010)

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman of IDB Holding, IDB Development, DIC and
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Clal Industries and Investments Ltd.; Businessman
floor, Tel-Aviv 67023, Israel                                         and director of companies.

Isaac Manor (*)                                 Deputy Chairman of    Chairman of companies in the motor vehicle sector
103 Kahanman Street,                            the Board of          of the David Lubinski Ltd. group.
Bnei Brak 51553, Israel                         Directors


                              Page 17 of 19 pages

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Arie Mientkavich                                Vice Chairman of      Chairman of Elron; Deputy Chairman of Gazit-Globe
3 Azrieli Center, The Triangular Tower, 42nd    the Board of          Ltd. and Chairman of Gazit-Globe Israel
floor, Tel-Aviv 67023, Israel                   Directors             (Development) Ltd.

Zehava Dankner                                  Director              Director of companies.
64 Pinkas Street, Tel Aviv 62157, Israel

Lior Hannes                                     Director              Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th                          Development; Chief Executive Officer of IDB
floor, Tel-Aviv 67023, Israel                                         Investments (U.K.) Ltd.

Refael Bisker                                   Director              Chairman of Property and Building Corporation
3 Azrieli Center, The Triangular Tower, 44th                          Ltd.; Co-Chairman of Shufersal Ltd.
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Co-Managing Director of UKI Investments.
7 High field Gardens,
London NW11 9HD, United Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
103 Kahanman Street,                                                  vehicle sector of the David Lubinski Ltd. group.
Bnei Brak 51553, Israel

Meir Rosenne                                    Director              Attorney.
8 Oppenheimer Street, Ramat Aviv,
Tel Aviv 69395, Israel

Shmuel Dor                                      External Director     Head of auditing of subsidiaries of Clalit Health
7 Tarad Street, Ramat Gan 52503, Israel                               Services

Zvi Dvoresky                                    External Director     Chief Executive Officer of Beit Kranot Trust Ltd.
3 Biram Street, Haifa 34986, Israel

Zvi Livnat                                      Director and          Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    Executive Vice        Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   President             Officer of Clal Industries and Investments Ltd.

Haim Gavrieli                                   Chief Executive       Chief Executive Officer of IDB Holding; Executive
3 Azrieli Center, The Triangular Tower, 44th    Officer               Vice President of IDB Development.
floor, Tel-Aviv 67023, Israel


                              Page 18 of 19 pages

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Avi Fischer                                     Executive Vice        Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    President             Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Dr. Eyal Solganik                               Chief Financial       Chief Financial Officer of IDB Holding; Executive
3 Azrieli Center, The Triangular Tower, 44th    Officer               Vice President and Chief Financial Officer of IDB
floor, Tel-Aviv 67023, Israel                                         Development.

Haim Tabouch                                    Comptroller           Comptroller of IDB Holding; Vice President
3 Azrieli Center, The Triangular Tower, 44th                          Comptrolling of IDB Development.
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France.

                              Page 19 of 19 pages